Exhibit 4.2

AMENDMENT NO. 1 TO THE WARRANT AGREEMENT

This Amendment, dated June __, 2008 (“Amendment”), is to the Warrant Agreement, dated as of February 24, 2005 (“Warrant Agreement”), by and between Ardent Acquisition Corporation, a Delaware corporation (presently known as Avantair, Inc., the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (“Warrant Agent”).

WHEREAS, the Company consummated its initial public offering in March 2005, pursuant to which the Company issued, giving effect to the exercise of the overallotment option, 6,900,000 units, each unit consisting of one share of common stock, par value $.0001 per share (“Common Stock”) and two warrants, each to purchase one share of Common Stock for an exercise price of $5.00 per share (“Warrants”);

WHEREAS, the terms of the Warrants are governed by the Warrant Agreement; and

WHEREAS, the Company seeks to institute a warrant retirement program, whereby the holders of the Warrants will be offered the opportunity to exercise the Warrants on amended terms, in order to raise capital through the issuance of the Company’s common stock upon any cash exercises of the Warrants and to eliminate or reduce the number of outstanding Warrants;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein.

1. Warrant Agreement.

1.1 The Warrant Agreement is hereby amended by adding the following after the first sentence of Section 3.1:

“Notwithstanding the foregoing, for the period of time during which the Company holds open a tender offer for the Public Warrants pursuant to a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on or about June __, 2008 (“Special Exercise Period”), each Public Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Public Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $3.00 per whole share.”

1.2 The Warrant Agreement is hereby amended by replacing Section 3.3.1 so that it reads in full as follows:

“3.3.1 PAYMENT. Subject to the provisions of the Warrant and this Warrant Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the registered holder thereof by:

“(i) surrendering the Warrant, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full, in lawful money of the United States, in cash, good certified check or good bank draft payable to the order of the Company or, during the Special Exercise Period, to the order of the Warrant Agent (or as otherwise agreed to by the Company), the Warrant Price, as applicable at the time the Warrant is surrendered, for each full share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Common Stock, and the issuance of the Common Stock; or

“(ii) in the case of Public Warrants, surrendering the Public Warrant, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, without any cash payment, for one-tenth of one share of Common Stock; provided, however, that Public Warrants may only be exercised according to this Paragraph (ii) during the Special Exercise Period; provided further, however, that the Public Warrants surrendered according to this Paragraph (ii) shall be surrendered in lots of ten and no fractional shares of Common Stock shall be issued, or cash paid, by the Company for any odd lot of less than ten Public Warrants; provided further, however, that the number of Public Warrants surrendered according to this Paragraph (ii) may be no more than the product of (a) ten, multiplied by (b) the number of Public Warrants surrendered in accordance with Paragraph (i) of this Section 3.3.1 during the Special Exercise Period.”

2. Miscellaneous.

2.1 Governing Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 of the Warrant Agreement. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

(b) Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

(c) Entire Agreement. This Amendment sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Amendment, provisions of the Warrant Agreement which are not inconsistent with this Amendment shall remain in full force and effect. This Amendment may be executed in counterparts.

(d) Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

AVANTAIR, INC.

By:
Steven Santo, Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Frank DiPaolo, Chief Financial Officer